Form 5 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). __ Form 3 Holdings Reported __ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lurie, Robert F.	2. Issuer Name and Tickler or Trading Symbol NUI Corporation - NUI					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner x Officer (give title below) Other (specify below) Vice President, Corporate Development and Planning
(Last) (First) (Middle) NUI Corporation 550 Route 202-206	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year Fiscal Year Ended September 2002
(Street) Bedminster, NJ 07921			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) x Form Filed by One Reporting Person Form Filed by More than One Reporting Person
(City) (State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3.Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock			A	313	A		6,557 (1)	I	(1)
Common Stock	11/27/01		D	3,000	D
Common Stock	11/27/01		A	3,500	A		15,233 (2)	D

(1) Includes 313 shares acquired during the year pursuant to the NUI 401K Plan. Information herein is based on a Plan statement. Includes 4,605 shares that were deferred pursuant to the NUI Deferred Compensation Plan.

(2)Includes 88 shares acquired during the fiscal year pursuant to NUI's dividend reinvestment plan and includes a forfeiture of 3,000 shares and a grant of 3,500 shares from November 27, 2001 pursuant to the 1996 NUI Corporation Stock Option, Stock Award and Incentive Plan.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	22.39	1/22/02					11/27/2004	01/22/2009	Common Stock	40,500		40,500	D

Explanation of Responses:

Robert F. Lurie **Signature of Reporting Person	11/15/02 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.